Exhibit 99.2

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 a.m. (New York time) on June 2, 2026. Depositary’s Notice of Annual General Meeting of NOAH HOLDINGS LIMITED ADSs: American Depositary Shares (“ADSs”). ADS CUSIP No.: 65487X102.* ADS Record Date: April 16, 2026. Meeting Specifics: Annual General Meeting to be held on Thursday, June 11, 2026 at 9:00 a.m. Hong Kong time (or 9:00 p.m. on Wednesday, June 10, 2026, New York time) at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong (the “Meeting”). Meeting Agenda: Please refer to the Company’s Notice of Meeting. ADS Voting Instructions On or before 10:00 a.m. (New York time) on Deadline: June 2, 2026. Deposited Securities: Ordinary shares of Noah Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”). ADS Ratio: Five (5) Ordinary Shares of the Company to one (1) ADS. Depositary: Citibank, N.A. Custodian of Deposited Securities: Citibank, N.A. - Hong Kong. Deposit Agreement: Deposit Agreement, dated as of November 9, 2010, as amended by Amendment No. 1 to Deposit Agreement, dated as of March 28, 2016, and the Letter Agreement, dated as of December 22, 2022, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder. *ADS CUSIP No. is provided as a convenience only and without any liability for accuracy

The Company has announced that an Annual General Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed. Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope. Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practi-cable and permitted under applicable law and the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of the Deposited Securities to vote or to cause the Custodian to vote (in person or by proxy) the Deposited Securities as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. If the Depositary does not receive instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose and voting is by poll, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be materially adversely affected. The Depositary has been advised by the Company that in accordance with Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited that voting of the shareholders at the Annual General Meeting is by a poll. Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except (i) in the case voting at the share-holders meeting is by show of hands, in which case the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) as contemplated in Section 4.10 of the Deposit Agreement). Notwithstanding anything else contained in Section 4.10 of the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders. The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this infor-mation to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be consid-ered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below. If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237). Citibank, N.A., as Depositary